As filed with the Securities and Exchange Commission on October 22, 2010

Registration No. 333-162033

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Post-Effective Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Teucrium Commodity Trust
(Registrant)

Delaware
(State or other jurisdiction of incorporation or organization)

6799
(Primary Standard Industrial Classification Code Number)

61-1604335
(I.R.S. Employer Identification No.)

c/o Teucrium Trading, LLC
232 Hidden Lake Road
Building A
Brattleboro, Vermont 05301
Phone: (802) 257-1617
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Sal Gilbertie
President
Teucrium Trading, LLC
232 Hidden Lake Road
Building A
Brattleboro, Vermont 05301
Phone: (802) 257-1617
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
W. Thomas Conner, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004

    Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
    Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company under Rule 12b-2 of the Securities Exchange Act of 1934.  (Check one):
    Large accelerated filer  ☐                                                                Accelerated filer  ☐
    Non-accelerated filer  ☒                                                                Smaller reporting company   ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share*	Proposed Maximum Aggregate Offering Price*	Amount of Registration Fee**
Common units of Teucrium Corn Fund, a series of the Registrant	30,000,000	$25.00	$750,000,000	$41,850

*	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(d) under the Securities Act of 1933.
**	Previously paid.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-162033) of Teucrium Commodity Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibit to the Registration Statement.  Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part II of the Registration Statement setting forth the exhibits to the Registration Statement.  This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement.  Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission.  The contents of those portions of the Registration Statement not included herein are hereby incorporated by reference.

PART II

Information Not Required in the Prospectus

Item 13.	Other Expenses of Issuance and Distribution

      Set forth below is an estimate (except as indicated) of the amount of fees and expenses (other than underwriting commissions and discounts) payable by the registrant in connection with the issuance and distribution of the units pursuant to the prospectus contained in this registration statement.

Amount

SEC registration fee (actual)	$41,850
NYSE Arca Listing Fee	$5,000
FINRA filing fees	$75,500
Blue Sky expenses	n/a
Auditor’s fees and expenses	$47,500
Legal fees and expenses	$425,000
Printing expenses	$50,000
Miscellaneous expenses	n/a

Total	$644,850

Item 14.	Indemnification of Directors and Officers
The Trust’s Declaration of Trust and Trust Agreement (the “Trust Agreement”) provides that the Sponsor shall be indemnified by the Trust (or, by a series of the Trust separately to the extent the matter in question relates to a single series or disproportionately affects a series in relation to other series) against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by it in connection with its activities for the Trust, provided that (i) the Sponsor was acting on behalf of or performing services for the Trust and has determined, in good faith, that such course of conduct was in the best interests of the Trust and such liability or loss was not the result of gross negligence, willful misconduct, or a breach of the Trust Agreement on the part of the Sponsor and (ii) any such indemnification will only be recoverable from the applicable trust estate or trust estates.  All rights to indemnification permitted by the Trust Agreement and payment of associated expenses shall not be affected by the dissolution or other cessation to exist of the Sponsor, or the withdrawal, adjudication of bankruptcy or insolvency of the Sponsor, or the filing of a voluntary or involuntary petition in bankruptcy under Title 11 of the Bankruptcy Code by or against the Sponsor.

Notwithstanding the foregoing, the Sponsor shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of U.S. federal or state securities laws unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee and the court approves the indemnification of such expenses (including, without limitation, litigation costs), (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee and the court approves the indemnification of such expenses (including, without limitation, litigation costs) or (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made.

The Trust and its series shall not incur the cost of that portion of any insurance which insures any party against any liability, the indemnification of which is prohibited by the Trust Agreement.

Expenses incurred in defending a threatened or pending civil, administrative or criminal action suit or proceeding against the Sponsor shall be paid by the Trust in advance of the final disposition of such action, suit or proceeding, if (i) the legal action relates to the performance of duties or services by the Sponsor on behalf of the Trust; (ii) the legal action is initiated by a party other than the Trust; and (iii) the Sponsor undertakes to repay the advanced funds with interest to the Trust in cases in which it is not entitled to indemnification under the Trust Agreement.

For purposes of the indemnification provisions of the Trust Agreement, the term “Sponsor” includes, in addition to the Sponsor, any other covered person performing services on behalf of the Trust and acting within the scope of the Sponsor’s authority as set forth in the Trust Agreement.

In the event the Trust is made a party to any claim, dispute, demand or litigation or otherwise incurs any loss, liability, damage, cost or expense as a result of or in connection with any Shareholder’s (or assignee’s) obligations or liabilities unrelated to Trust business, such Shareholder (or assignees cumulatively) shall indemnify, defend, hold harmless, and reimburse the Trust for all such loss, liability, damage, cost and expense incurred, including attorneys’ and accountants’ fees.

The payment of any amount pursuant to the Trust Agreement shall take into account the allocation of liabilities and other amounts, as appropriate, among the series of the Trust.

Item 15.	Recent Sales of Unregistered Securities

      On September 11, 2009, the Sponsor made a $100.00 capital contribution to the Trust and acquired four shares of the Fund in connection therewith.  Such shares were sold in a private offering exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

3.1*****	Second Amended and Restated Declaration of Trust and Trust Agreement of the registrant.
3.2*	Certificate of Trust of the registrant.
5.1**	Opinion of Sutherland Asbill & Brennan LLP relating to the legality of the Shares.
8.1**	Opinion of Sutherland Asbill & Brennan LLP with respect to federal income tax consequences.
10.1**	Form of Authorized Purchaser Agreement.
10.2*****	Distribution Services Agreement.
10.3***	Global Custody Agreement.
10.4***	Services Agreement.
10.5***	Transfer Agency and Service Agreement.
10.6*****	Distribution Consulting and Marketing Service Agreement
23.1****	Consent of Sutherland Asbill & Brennan LLP.
23.2****	Consent of Independent Registered Public Accounting Firm.

*	Previously filed as the corresponding exhibit of the Registration Statement filed on September 21, 2009.
**	Previously filed as the corresponding exhibit of the Pre-Effective Amendment No. 2 to the Registration Statement filed on January 28, 2010.
***	Previously filed as the corresponding exhibit of the Pre-Effective Amendment No. 3 to the Registration Statement filed on March 29, 2010.
****	Previously filed as the corresponding exhibit of the Pre-Effective Amendment No. 4 to the Registration Statement filed on May 26, 2010.
*****	Filed herewith.

      (b) Financial Statement Schedules

      The financial statement schedules are either not applicable or the required information is included in the financial statements and footnotes related thereto.

Item 17.	Undertakings

      (a) Each undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

      (i) If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

      (5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:  The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

      (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunder duly authorized, in the city of New York, state of New York, on October 20, 2010.

Teucrium Commodity Trust

By:	Teucrium Trading, LLC, Sponsor

By:	/s/ Sal Gilbertie October 20, 2010
Name:	Sal Gilbertie
Title:	President, Principal Executive Officer and Member

The undersigned members and officers of Teucrium Trading, LLC, the sponsor of Teucrium Commodity Trust, hereby constitute and appoint Sal Gilbertie and Dale Riker and each of them with full power to act with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below this Registration Statement on Form S-1 and any and all amendments thereto, including further post-effective amendments to this Registration Statement and to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and thereby ratify and confirm that such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

President/Principal Executive Officer/Member of the Sponsor
/s/ Sal Gilbertie		October 20, 2010
Sal Gilbertie
Treasurer/Principal Financial Officer/Principal Accounting Officer/Secretary/Member of the Sponsor
/s/ Dale Riker		October 20, 2010
Dale Riker
Member of the Sponsor
/s/ Carl N. Miller		October 20, 2010
Carl N. Miller III

EXHIBIT INDEX

3.1                Second Amended and Restated Declaration of Trust and Trust Agreement

10.2                Distribution Services Agreement

10.6                Distribution Consulting and Marketing Service Agreement